Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (the “Agreement”) is dated as of March 9, 2025, by and between High-Trend International Group, a Cayman Islands company, (the “Company”), and the purchaser identified on the signature page hereto (the “Purchaser”).

RECITALS

WHEREAS, the Company and the Purchaser are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933 (the “Securities Act”);

WHEREAS, the Company is offering certain class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) at price of $ $2.62 per share, which represents the average closing price of the Company’s stock over the ten (10) consecutive trading days, including March 7, 2025, as published on Yahoo Finance.

WHEREAS, the Purchase agrees to purchase the Ordinary Shares pursuant to the terms and subject to the conditions hereof.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

ARTICLE I

Purchase and Sale of the Shares

Section 1.1 Purchase Price and Closing.

(a) Pursuant to the terms and subject to conditions hereof, the Company agrees to issue and sell to the Purchaser and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchaser agrees to purchase for $2.62 per share, which represents the average closing price of the Company’s stock over the ten (10) consecutive trading days, including March 7, 2025, as published on Yahoo Finance. per class A Ordinary Share, , such number of Ordinary Shares (each a “Share” and collectively the “Shares”) as indicated and for an aggregate price as indicated on the signature page hereto (the “Purchase Price”).

(b) Subject to all conditions to closing being satisfied or waived, the closing of the purchase and sale of the Shares (the “Closing”) shall take place remotely by electronic transfer of the closing deliverables or at such other location as the parties shall mutually agree, on the date of the receipt by the Company of the Purchase Price (the “Closing Date”).

(c) Pursuant to the terms and subject to conditions hereof, at the Closing the Company shall deliver or cause to be delivered to the Purchaser (i) a certificate for the Shares, or in lieu of a physical certificate for the Shares, the evidence that the Company’s Transfer Agent, who is participating in the Depository Trust Company (“DTC”) DTC Fast Automated Securities Transfer Program (“FAST”) or a similar program, has deposited the Shares in a DRS account, and (ii) any other documents required to be delivered pursuant to this Agreement. At the time of the Closing, the Purchaser shall have delivered its Purchase Price by wire transfer pursuant to the wire information contained in this Agreement or by check.

ARTICLE II

Representations and Warranties

Section 2.1 Representations and Warranties of the Company and its Subsidiaries. The Company hereby represents and warrants to the Purchaser on behalf of itself, its Subsidiaries (as hereinafter defined), as of the date hereof (except as set forth on the Schedule of Exceptions attached hereto with each numbered Schedule corresponding to the section number herein) and the date of the Closing, as follows:

(a) Organization, Good Standing and Power. The Company is incorporated or otherwise organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable), has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary.

(b) Corporate Power; Authority and Enforcement. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, and to issue and sell the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or shareholders is required, except for any applicable NASDAQ notification (the “Nasdaq Notification”). This Agreement constitutes, or shall constitute when executed and delivered, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservator ship, receiver ship or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

(c) Capitalization. The authorized capital stock of the Company is 500,000,000 Ordinary Shares with par value of $0.0001 each. The number of Ordinary Shares issued and outstanding as of the date of this Agreement was 120,939,705.

(i) except as set forth in Schedule 2.1 (c), no Ordinary Shares are entitled to preemptive, conversion or other rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company;

(ii) except as set forth in Schedule 2.1 (c), there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company or options, securities or rights convertible into shares of capital stock of the Company;

(iii) except as set forth in Schedule 2.1 (c), the Company is not a party to any agreement granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities; and

(iv) the Company is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of the Company.

(d) Issuance of Shares. The Shares to be issued at the Closing have been duly authorized by all necessary corporate action, when paid for or issued in accordance with the terms hereof, shall be validly issued and outstanding, fully paid and non-assessable.

(e) Subsidiaries. All of the direct and indirect subsidiaries of the Company and their respective jurisdictions of incorporation are set forth on Schedule 2.1(e). The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens.

(f) Commission Documents. Except as set forth in Schedule 2.1 (f), the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the Form 20-F and other material filed pursuant to Section 13(a) or 15(d) of the Exchange Act since May 2024 (all of the foregoing including filings incorporated by reference therein being referred to herein as the “Commission Documents”). The Company has not provided to the Purchaser any material non-public information or other information which, according to applicable law, rule or regulation, was required to have been disclosed publicly by the Company but which has not been so disclosed, other than (i) with respect to the transactions contemplated by this Agreement, or (ii) pursuant to a non-disclosure or confidentiality agreement signed by the Purchaser.

(g) No Material Adverse Effect. As of October 31, 2023 till the date of this Agreement, the Company have not experienced or suffered any Material Adverse Effect. For the purposes of this Agreement, “Material Adverse Effect” shall mean (i) any material adverse effect upon the assets, properties, financial condition, business or prospects of the Company, and its Subsidiaries, when taken as a consolidated whole, and/or (ii) any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to perform any of its material covenants, agreements and obligations under this Agreement.

(h) No Undisclosed Liabilities. Other than as disclosed in the Company’s Commission Documents to the knowledge of the Company, neither the Company, nor the Subsidiaries has any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) other than those incurred in the ordinary course of the Company’s and the Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

(i) No Undisclosed Events or Circumstances. To the Company’s knowledge, no event or circumstance has occurred or exists with respect to the Company, the Subsidiaries or their respective businesses, properties, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

(j) Title to Assets. Except where non-compliance would not have a Material Adverse Effect, each of the Company and the Subsidiaries has good and marketable title to (i) all properties and assets purportedly owned or used by them as reflected in the financial statements (the “Financial Statements”) included in the Commission Documents, and (ii) all properties and assets necessary for the conduct of their business as currently conducted.

(k) Actions Pending. There is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company which questions the validity of this Agreement or the transactions contemplated hereby or thereby or any action taken or to be taken pursuant hereto or thereto. Except where the same would not have a Material Adverse Effect, there is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company involving any of their respective properties or assets.

(l) Compliance with Law. The Company and the Subsidiaries have all franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of their respective business as now being conducted by it unless the failure to possess such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(m) No Violation. The business of the Company and the Subsidiaries is not being conducted in violation of any Federal, state, local or foreign governmental laws, or rules, regulations and ordinances of any of any governmental entity, except for possible violations which singularly or in the aggregate could not reasonably be expected to have a Material Adverse Effect.

(n) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein do not and will not (i) violate any provision of the Company’s M&A, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party or by which it or its properties or assets are bound, (iii) create or impose a lien, mortgage, security interest, pledge, charge or encumbrance (collectively, “Lien”) of any nature on any property of the Company under any agreement or any commitment to which the Company is a party or by which the Company is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including Federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries are bound or affected, provided, however, that, excluded from the foregoing in relation to (iv) above are such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect.

(o) Certain Fees. No brokers fees, finders fees or financial advisory fees or commissions will be payable by the Company with respect to the transactions contemplated by this Agreement.

(p) Intellectual Property. Each of the Company and the Subsidiaries owns or has the lawful right to use all patents, trademarks, domain names (whether or not registered) and any patentable improvements or copyrightable derivative works thereof, websites and intellectual property rights relating thereto, service marks, trade names, copyrights, licenses and authorizations, and all rights with respect to the foregoing, which are necessary for the conduct of their respective business as now conducted without any conflict with the rights of others, except where the failure to so own or possess would not have a Material Adverse Effect.

(q) Material Agreements. Any and all written or oral contracts, instruments, agreements, commitments, obligations, plans or arrangements, the Company and the Subsidiaries is a party to, that a copy of which would be required to be filed with the Commission as an exhibit to the Company’s annual report on Form 20-F (collectively, the “Material Agreements”) has previously been publicly filed with the Commission in the Commission Documents. Each of the Company and the Subsidiaries has in all material respects performed all the obligations required to be performed by them to date under the foregoing agreements, have received no notice of default and are not in default under any Material Agreement now in effect the result of which would cause a Material Adverse Effect.

(s) Transactions with Affiliates. Except as set forth in the Financial Statements or in the Commission Documents, there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions between (a) the Company on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company or any member of the immediate family of such officer, employee, consultant, director or shareholder or any corporation or other entity controlled by such officer, employee, consultant, director or shareholder, or a member of the immediate family of such officer, employee, consultant, or director.

Section 2.2 Representations and Warranties of the Purchaser. The Purchaser hereby makes the following representations and warranties to the Company as of the date hereof and the date of the Closing:

(a) No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby or relating hereto do not conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument or obligation to which the Purchaser is a party or by which its properties or assets are bound, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Purchaser or its properties (except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a material adverse effect on the Purchaser). The Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, provided, that for purposes of the representation made in this sentence, the Purchaser is assuming and relying upon the accuracy of the relevant representations and agreements of the Company herein.

(b) Business and Financial Experience. The Purchaser is an accredited investor and has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment.

(c) Reliance on Exemptions. The Purchaser understands that the Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

(d) Information. The Purchaser and its advisors, if any, have had the opportunity to ask questions of management of the Company and its Subsidiaries and have been furnished with all information relating to the business, finances and operations of the Company and its Subsidiaries and information relating to the offer and sale of the Shares which have been requested by the Purchaser or its advisors. Neither such inquiries nor any other due diligence investigation conducted by the Purchaser or any of its advisors shall modify, amend or affect the Purchaser’s right to rely on the representations and warranties of the Company contained herein. The Purchaser further represents to the Company that the Purchaser’s decision to enter into this Agreement has been based solely on the independent evaluation of the Purchaser.

(e) Restricted Shares.

(1) The Purchaser understands that the Shares have not been registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the SEC, or an exemption from such registration requirements is available. The Purchaser acknowledges that the Company has no obligation to register the Shares for resale. The Purchaser further acknowledges that if an exemption from registration is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser understands that this offering is not intended to be part of the public offering, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act.

(2) The Purchaser acknowledges that the Purchaser is familiar with Rule 144 of the rules and regulations of the Commission, as amended, promulgated pursuant to the Securities Act (“Rule 144”), and that the Purchaser has been advised that Rule 144, as applicable, permits resales only under certain circumstances. The Purchaser understands that to the extent that Rule 144 is not available, the Purchaser will be unable to sell any Shares without either registration under the Securities Act or the existence of another exemption from such registration requirement.

(3) The Purchaser hereby acknowledges that upon the issuance thereof, and until such time as the same is no longer required under the applicable securities laws and regulations, any certificates representing the Shares and the underlying securities will bear a restrictive legend pursuant to applicable laws and may include language substantially similar to the below:

“THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

In the event the Shares are deposited in DRS account, the DRS shall be subject to similar instructions reflecting the restricted nature of such Shares.

(4) Notwithstanding anything to the contrary contained herein, the Purchaser hereby agrees that during a period of thirty-six (36) months commencing on the Closing Date (the “Lock-Up Period”), the Purchaser will not, directly or indirectly, on his, her or its own behalf, or on behalf of entities, family members or trusts affiliated with or controlled by him, her or it, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of the Shares.

The Purchaser hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Shares to decline to transfer, and to note stop transfer restrictions on the stock register and other records, consistent with the terms of this Agreement, relating to, the Shares for which the Purchaser is the record holder.

(f) No General Solicitation. The Purchaser acknowledges that the Shares were not offered to such Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications.

(g) Brokers. The Purchaser does not have any knowledge of any brokerage or finder’s fees or commissions that are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other person or entity with respect to the transactions contemplated by this Agreement.

(h) Purchase for Own Account. The Purchaser (a) is purchasing the Shares for its own account (not as a nominee or agent) for investment purposes only and not with an intent or view to, or for, resale, distribution, or fractionalization thereof, in whole or in part, (b) has no present arrangement or intention to sell or distribute the Shares, or to grant participation in the Shares, and (c) does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participation to such person, or to any third person, with respect to any of the Shares.

ARTICLE III

CONDITIONS

Section 3.1 Conditions Precedent to the Obligation of the Company to Sell the Shares. The obligation hereunder of the Company to issue and sell the Shares is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion.

(a) Accuracy of the Purchaser’s Representations and Warranties. The representations and warranties of the Purchaser in this Agreement shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects as of such date.

(b) Performance by the Purchaser. The Purchaser shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Purchaser at or prior to the Closing.

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d) Nasdaq Notification. The Company has filed the Nasdaq Notification and concluded that Nasdaq’s Listing Rule 5250(e)(2) has been completed in connection with the issuance of the Shares.

(e) Delivery of Purchase Price. The Purchase Price for the Shares shall have been delivered to the Company.

(f) Delivery of this Agreement. This Agreement shall have been duly executed and delivered by the Purchaser to the Company.

Section 3.2 Conditions Precedent to the Obligation of the Purchaser to Purchase the Shares. The obligation hereunder of the Purchaser to acquire and pay for the Shares offered herby is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Purchaser’s sole benefit and may be waived by such Purchaser at any time in its sole discretion.

(a) Accuracy of the Company’s Representations and Warranties. Each of the representations and warranties of the Company in this Agreement shall be true and correct in all respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all respects as of such date.

(b) Performance by the Company. The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d) No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company, or any of the officers, directors or affiliates of the Company seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

(e) Resolutions. The Board of Directors of the Company shall have adopted resolutions consistent with Section 2.1(b) hereof in a form reasonably acceptable to such Purchaser (the “Resolution”).

(f) Material Adverse Effect. No Material Adverse Effect shall have occurred at or before the Closing Date.

ARTICLE IV

Indemnification

Section 4.1 General Indemnity. The Company agrees to indemnify and hold harmless the Purchaser (and its directors, officers, managers, partners, members, shareholders, affiliates, agents, successors and assigns) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys’ fees, charges and disbursements) incurred by the Purchaser as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein. The Purchaser agrees to indemnify and hold harmless the Company and its directors, officers, affiliates, agents, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys’ fees, charges and disbursements) incurred by the Company as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Purchaser herein. The maximum aggregate liability of the Purchaser pursuant to its indemnification obligations under this Article V shall not exceed the Purchase Price paid by the Purchaser hereunder. In no event shall any “Indemnified Party” (as defined below) be entitled to recover consequential or punitive damages resulting from a breach or violation of this Agreement.

Section 4.2 Indemnification Procedure. Any party entitled to indemnification under this Article IV (an “Indemnified Party”) will give written notice to the indemnifying party of any matters giving rise to a claim for indemnification; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article V except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any action, proceeding or claim is brought against an Indemnified Party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of the Indemnified Party a conflict of interest between it and the indemnifying party may exist with respect of such action, proceeding or claim, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. In the event that the indemnifying party advises an Indemnified Party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the Indemnified Party’s costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The Indemnified Party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party which relates to such action or claim. The indemnifying party shall keep the Indemnified Party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the Indemnified Party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall be liable for any settlement if the indemnifying party is advised of the settlement but fails to respond to the settlement within thirty (30) days of receipt of such notification. Notwithstanding anything in this Article V to the contrary, the indemnifying party shall not, without the Indemnified Party’s prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the Indemnified Party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such claim.

ARTICLE V

Miscellaneous

Section 5.1 Fees and Expenses. Except as otherwise set forth in this Agreement, each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

Section 5.2 Consent to Jurisdiction. Each of the Company and the Purchaser (i) hereby irrevocably submits to the jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York County for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper.

Section 5.3 Entire Agreement; Amendment. This Agreement contains the entire understanding and agreement of the parties with respect to the matters covered hereby and, except as specifically set forth herein, neither the Company nor any of the Purchaser makes any representations, warranty, covenant or undertaking with respect to such matters and they supersede all prior understandings and agreements with respect to said subject matter, all of which are merged herein. No provision of this Agreement may be waived or amended other than by a written instrument signed by the Company and the Purchaser, and no provision hereof may be waived other than by a written instrument signed by the party against whom enforcement of any such waiver is sought.

Section 5.4 Notices. All notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement or in connection with the transactions contemplated hereby shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows: (i) if personally delivered, on the business day of such delivery (as evidenced by the receipt of the personal delivery service), (ii) if mailed certified or registered mail return receipt requested, two (2) business days after being mailed, (iii) if delivered by overnight courier (with all charges having been prepaid), on the business day of such delivery (as evidenced by the receipt of the overnight courier service of recognized standing), or (iv) if delivered by facsimile transmission, on the business day of such delivery if sent by 6:00 p.m. in the time zone of the recipient, or if sent after that time, on the next succeeding business day (as evidenced by the printed confirmation of delivery generated by the sending party’s telecopier machine). If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a changed address of which no notice was given (in accordance with this Section 6.4), or the refusal to accept same, the notice, demand, consent, request, instruction or other communication shall be deemed received on the second business day the notice is sent (as evidenced by a sworn affidavit of the sender). All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable:

If to the Company:

High-Trend International Group

60 Paya Lebar Road #06-17 Paya Lebar Square, Singapore 409051

If to Purchaser:

The address listed on the Purchaser’s signature page.

Any party hereto may from time to time change its address for notices by giving at least ten (10) days written notice of such changed address to the other party hereto.

Section 5.5 Waivers. No waiver by any party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 5.6 Headings. The section headings contained in this Agreement (including, without limitation, section headings and headings in the exhibits and schedules) are inserted for reference purposes only and shall not affect in any way the meaning, construction or interpretation of this Agreement. Any reference to the masculine, feminine, or neuter gender shall be a reference to such other gender as is appropriate. References to the singular shall include the plural and vice versa.

Section 5.7 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the other party hereto, as applicable, provided, however, that, subject to federal and state securities laws, the Purchaser may assign its rights and delegate its duties hereunder in whole or in part to an affiliate or to a third party acquiring a part of all of its Shares in a private transaction without the prior written consent of the Company, after notice duly given by the Purchaser to the Company provided, that no such assignment or obligation shall affect the obligations of the Purchaser hereunder and that such assignee agrees in writing to be bound, with respect to the transferred securities, by the provisions hereof that apply to the Purchaser. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 5.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

Section 5.9 Survival. The representations and warranties of the Company and the Purchaser shall survive the execution and delivery hereof and the Closing hereunder for a period of two (2) years following the Closing Date.

Section 5.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

Section 5.11 Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and such provision shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

Section 5.12 Termination. This Agreement may be terminated prior to Closing by mutual written agreement of the Purchaser and the Company.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.

High-Trend International Group

By:
Name:	Shixuan He
Title:	Chief Executive Officer

[Signature Page of the Company]

Signature Page of the Purchaser

IN WITNESS WHEREOF, the Purchaser has caused this Agreement to be duly executed individually or by its authorized officer or member as of the date first above written.

The Purchaser:

Speed Wealthy Ltd.

By:
Name:	Dong Zhang
Title:	Director

Number of Shares Purchased: 1,699,618

Total Purchase Price: US$4,452,999

Address: 60 Paya Lebar Road #06-17 Paya Lebar Square, Singapore 409051Email
Email: tony@tsl-group.com

Schedule 2.1(c)

Capitalization

(i)	24,045,181 warrant shares exercisable with High-Trend Holding USA LLC (“High-Trend”) under the Security Purchase Agreement dated September 16, 2024. The Company is required to obtain written consent from High-Trend for any sales of equity and assets.

(ii)	None.

(iii)	None.

Schedule 2.1(e)

Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Caravelle Group Co., Ltd	Cayman Islands
SGEX Group Co., Ltd	British Virgin Islands
Singapore Garden Technology Pte. Ltd.	Singapore
Topsheen Shipping Group Corporation	Samoa
Topsheen Shipping Singapore Pte. Ltd.	Singapore
Topsheen Bulk Singapore Pte. Ltd.	Singapore

Schedule 2.1(f)

Commission Documents

None.